Exhibit 99.1

Quhuo Limited

(Incorporated in the Cayman Islands with limited liability)
(NASDAQ: QH)

NOTICE OF ANNUAL GENERAL MEETING
to Be Held on February 19, 2024
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Quhuo Limited (the “Company”) will be held at 3rd Floor, Block A, Tonghui Building, No. 1132 Huihe South Street, Chaoyang District, Beijing 100020, The People’s Republic of China on February 19, 2024 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof, to consider and, if thought fit, to pass and approve the following resolutions:

1.	As an ordinary resolution, to ratify the appointment of Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023.

2.	As an ordinary resolution that the Company’s authorized share capital be increased from US$50,000 divided into 500,000,000 shares comprising of (i) 300,000,000 Class A ordinary shares of a par value of US$0.0001 each (“Class A Ordinary Shares”), (ii) 6,296,630 shares as Class B ordinary shares of a par value of US$0.0001 each (“Class B Ordinary Shares”), and (iii) 193,703,370 shares of such class (or classes) as the board of directors of the Company (the “Board”) may determine in accordance with the Company’s memorandum and articles of association (“Undesignated Shares”) to US$500,000 divided into 5,000,000,000 shares comprising of (i) 3,000,000,000 Class A Ordinary Shares, (ii) 6,296,630 Class B Ordinary Shares, and (iii) 1,993,703,370 Undesignated Shares, by the creation of 2,700,000,000 Class A Ordinary Shares and 1,800,000,000 Undesignated Shares (the “Increase of Authorized Share Capital”).

3.	As a special resolution that the voting power of the Class B Ordinary Shares be varied and increased such that each Class B Ordinary Share shall entitle the holder thereof to four hundred and eighty (480) votes on all matters subject to vote at general meetings of the Company (the “Change of Voting Power”).

4.	As a special resolution that the Third Amended and Restated Memorandum and Articles of Association, which is attached as Annex A to the proxy statement accompanying this notice, be and hereby is approved and adopted with immediate effect in substitution for and to the exclusion of the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect, which, among others, incorporates the Increase of Authorized Share Capital and the Change of Voting Power.

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board has fixed the close of business on January 16, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

The Company’s ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. In respect of the matters requiring shareholders’ vote at the AGM, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to 15 votes. Shares underlying the Company’s American depositary shares (“ADSs”) are Class A Ordinary Shares. Each ADS represents ten Class A Ordinary Shares.

Voting by Holders of Ordinary Shares

Holders of record of the Company’s Class A and Class B Ordinary Shares at the close of business on the Record Date are entitled to attend and vote at the AGM and any adjourned or postponed meeting thereof and are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than the time appointed for the AGM to ensure your representation at the AGM. Please refer to the proxy form, which is attached to and made a part of this notice.

Voting by Holders of ADSs

Holders of ADSs who wish to exercise their voting rights for the underlying Class A Ordinary Shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program (the “Depositary”), by submitting a Voting Instruction Card to the Depositary. We have instructed the Depositary to provide to all ADS holders a Voting Instruction Card and a Notice of Meeting providing to ADS holders information contained in this notice of AGM and a statement and instructions as to voting by ADS holders. If you wish to have the Depositary, through its nominee or nominees, vote the underlying Class A Ordinary Shares represented by your ADSs, please execute and timely forward the Voting Instruction Card sent to you by the Depositary in accordance with the instructions provided by the Depositary. A postage-paid return envelope may be provided to you for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to each matter to be considered at the AGM. Please note that if you do not timely provide the Depositary with voting instructions with regard to a matter, you will be deemed to have granted a discretionary proxy to a person designated by the Company with respect to such matter with regard to the underlying Class A Ordinary Shares represented by your ADSs if the Company (i) timely requests such a proxy, (ii) reasonably does not know of any material opposition to such matter, and (iii) confirms that such matter is not materially adverse to the interests of shareholders. The Voting Instruction Card must be forwarded in sufficient time to reach the Depositary before 10:00 a.m. (Eastern Standard Time), February 12, 2024. Only the registered holders of record at the close of business on January 16, 2024 will be entitled to execute the Voting Instruction Card.

Shareholders may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at https://ir.quhuo.cn/. For a hard copy, shareholders may contact the Company via telephone number (86-10) 5923-6208, or via email to pr@meishisong.cn.

By Order of the Board of Directors,

/s/ Leslie Yu
Leslie Yu
Chairman

Beijing, January 24, 2024